

January 26, 2015

Via E-mail
Mr. Keith Helming
Chief Financial Officer
AerCap Holdings N.V.
Stationsplein 965
1117 CE Schiphol Airport
The Netherlands

> **Re:** **AerCap Holdings N.V.**
> **Form 20-F**
> **Filed March 18, 2014**
> **Form 6-K**
> **Filed November 20, 2014**
> **File No. 1-33159**

Dear Mr. Helming:

We have reviewed your response dated January 15, 2015, and have the following comment. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments.

Form 6-K filed November 20, 2014 (Results for September 30, 2014)

2. ILFC Transaction, page 9

1. We have read your response to comment 1 in our letter dated December 16, 2014. Recognizing the differences in the provisions of ASC 805 and 360, both sets of guidance still require the use of an appropriate fair value technique(s) and management's ability to make reasonable assumptions related to the valuation process. Therefore, please fully address in your next letter and disclose/quantify in future filings, as appropriate, the basis for each of the key purchase accounting assumptions that contributed significantly to the downward adjustments documented in the pro forma financial statements in your May 6, 2014, Form 6-K, e.g., contracted and market rental rates, renewal options, release of aircraft provisions, residual values and appropriate discount rate depending on the age and type of the aircraft. Also, disclose whether you have written-down further the fair value of ILFC's fleet since the acquisition date and if so by how much.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief